111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 26, 2021

VIA EDGAR CORRESPONDENCE

Matthew S. Williams
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Williams:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on April 6, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust TCW ESG Premier Equity ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fee Table

Pursuant to our call on April 23, 2021, before the Registration Statement becomes effective, please supplementally provide to the Staff a completed fee table and expense table.

Response to Comment 1

Pursuant to the Staff’s request, please see below for a completed fee table and expense table for the Fund:

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$271

Comment 2 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff restates its Comment 19 from the correspondence dated April 6, 2021, as follows: Form N-1A provides that the Principal Investment Strategies required by Item 4 in the summary section should be based on information given in Item 9 of Form N-1A. Accordingly, please provide the Fund’s Principal Investment Strategies in Item 9(b) that appear in summarized form in the Fund’s Item 4(a) disclosure.

Response to Comment 2

The Fund takes the Staff’s comment under advisement. However, the Fund believes that the investment strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 3 – Additional Information on the Fund’s Investment Objective and Strategies

In the Item 9 section of the Registration Statement, please change the “including investment borrowings” parenthetical in the Fund’s 80% policy to “net assets (plus any borrowings for investment purposes),” to match the Item 4 disclosure.

Response to Comment 3

The Fund has revised its disclosure in accordance with the Staff’s comment as follows:

“The Fund has adopted a non-fundamental investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”), whereby the Fund, under normal market conditions, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of U.S. companies that meet the Sub-Advisor’s ESG criteria.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren